FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:                                        January, February and March 2004

Commission File Number:                                          0-17164

MAMMA.COM INC.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]    Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.....No    X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mamma.com Inc. Registrant

Date: May 14, 2004	BY: /S/ DANIEL BERTRAND —————————————— Daniel Bertrand Executive Vice President and Chief Financial Officer

INDEX

Document	Sequentially Numbered Pages

Mamma.com Inc.
Unaudited Financial Statements For the Period ending March 31, 2004	1 - 15

the only click that counts™
mamma	™
MEDIA SOLUTIONS

Interim financial report

      for the Three Months
      ended March 31, 2004

Mamma.com Inc.

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of Financial Condition and results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

In this discussion and analysis, all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview

Mamma.com Inc. is focused on providing information retrieval on the Internet through its metasearch engine, www.mamma.com, The Mother of All Search Engines®. The Company is equally focused on being a provider of online marketing solutions to advertisers as its integrated offer includes keyword search listings and numerous sizes of graphic ad units. Mamma.com Inc. maintains a publisher network on which it distributes search and graphic ad units for its advertisers. The Company has two types of revenues: Search services and Banner advertising services with customers mainly located in the United States and Canada. The Company also holds minority interests in companies which develop and market analog integrated circuit products, and in the new media and telecommunication sectors through LTRIM Technologies Inc., Tri-Link Technologies Inc. and TECE, Inc.

The revenue model of the Company is based on:

Pay-Per-Click search listing placement – advertisers pay for position on search listing advertisements on www.mamma.com and within the Mamma Media Solutions™ Publisher Network.

Graphic Ad Units are priced on a CPM (Cost-Per-Thousand) and CPC (Cost-Per-Click) basis and are distributed through the Mamma Media Solutions™ Publisher Network.

Mamma Media Solutions™ Publisher Network has over 7,500 publishers (combined search and graphic ad publishers).

Search

Approximately 65% of Mamma.com Inc.‘s revenues come from our search base business. The revenue model in this sector is simply a pay-per-click fee that is charged to the advertiser when a user clicks on a sponsored link. The business model consists of advertisers buying keywords. When these keywords are searched by a user, the advertiser’s web site will be listed in a premium position in the search results (it will be identified as a sponsored result). Mamma.com aggregates advertisers from other search-based businesses and from its own direct sales efforts (through direct sales and automated on-line marketing initiatives). Mamma.com then distributes these paid links onto its search publisher network which consists of its own search property (Mamma.com “The Mother of All Search Engines”) and third party search properties. Revenue from advertisers that are pushed on third party search properties are shared with that search publisher. Higher margins are obtained through our own property because there are no payout costs associated.

Ad Network

The remaining 35% of our revenues come from our Ad Network business. The revenue model is CPM based (cost per one thousand impressions pushed). The business model is one where advertisers buy impressions for ad campaigns (these are creative based campaigns: different size banners, pop-ups, rich media advertising) and can target them through our network of publishers. These campaigns can be targeted in several ways: geo-targeting (by region), by site category (ex: travel, entertainment, finance, etc.). The publisher network consists of about 5,000 small to medium sized web sites that subscribe to our service (through an on-line contract) and give us access to their advertising inventory on their property.

Mamma.com recruits publishers through a direct sales force and through on-line initiatives.  Mamma.com Inc. then shares the advertising revenue with the publishers.

Trends of the industry have been released in recent publications such as:

1.	US Online Advertising Spending is expected to increase by 43% over the next 4 years increasing from $6.9 billion in 2003 to $9.9 billion in 2007 (eMarketer, December 2003)

2.	Search industry will reach $7 billion in worldwide revenues by 2007 – US Bancorp Piper Jaffray Senior Analyst Safa Rashtchy (US Bancorp Piper Jaffray, March 20, 2003)

3.

Internet advertising totalled an estimated $1.745 billion in the third quarter of 2003. Q3 2003 represents a 20% increase over Q3 2002 ($1.451 billion) and a 5% increase over Q2 2003. ((Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC), December 9, 2003)). Reference for the IAB\PWC statistics: Joint press release, December 9th 2003. (URL: http://www.iab.net/news/pr_2003_12_09.asp)

In July 2003, the board of directors had decided to divest Intasys Billing Technologies (“IBT”). In September 2003, the Company accepted a verbal offer for the asset sale of its wireless billing subsidiaries, IBT. Consequently, the results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the assets and liabilities of IBT have been reclassified on the consolidated balance sheets. Comparative figures for the period ended March 31, 2003 have been reclassified in order to comply with this new basis of presentation. The transaction was completed on February 12, 2004 which was reflected into Q1 2004 results.

Since IBT is classified as discontinued operations, the discussion that follows focuses on the results of operations, financial position and cash flows of the remaining business, excluding IBT.

Forward-Looking Statements

Information contained in this annual report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at

www.mammainc.com . All information contained in this annual report is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Critical accounting policies

The critical accounting policies described below are those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition

Search and banner revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search and banner revenues, purchase orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon receipt of cash.

Discontinued Operations for IBT

The Company sold a majority of IBT assets on February 12, 2004 which included contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets related to the business. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows. The remaining assets and liabilities consist primarily of trade accounts receivable and payable existing at the date of the disposal. Since the acquired purchase of the tangible and intangible assets mentioned above, the remaining assets and liabilities were retained by the Company. The Company expects to collect these accounts receivables and pay its liabilities of IBT and have segregated them on the consolidated balance sheets. Comparative figures for the period ended March 31, 2003 have been reclassified in order to comply with this presentation.

Results of Operations

Revenue
Revenue for the three months ended March 31, 2004 increased to $4,212,480, compared with $1,789,244 for the same period in 2003. The increase of $2,423,236, or 135%, all of which related to Media solutions, is due to the Company’s positioning strategy and the industry’s strong growth rate in the Search and Ad network areas.

The Company has one major customer from which 10% or more of total revenue is derived. Revenue from this customer amounted to $2,260,015 and $353,315 in Q1 2004 and 2003 respectively.

There can be no assurance that the Company will be able to retain this customer in the future. As at the date of this quarterly report, there has been no negative impact with this specific customer.

Cost of revenue, selling and administrative expenses
As a percentage of revenue, cost of revenue, selling and administrative expenses were at 73% for the three months ended March 31, 2004, compared with 98% for the same period in 2003. The increase of $1,323,619 was mainly due to the increase of partner payouts of $1,210,124 representing costs for providing user traffic or content on our on-line media properties. Of this increase, $920,829 was directly due to increase of sale volume and the balance of $289,295 was due to increase of percentage payouts due to market pressure (in Q1 2004 partner payouts represented 45% of the revenue compared with 38% for the same period of last year).

Research and Development expenses (R&D)
R&D expenses were at $221,344 in Q1 2004, compared to $154,703 for the same period last year. The increase of $66,641 is related mainly to salary increase due to stock based compensation and the hiring of additional personnel.

Earnings (loss) for the period
The Company reported earnings from continuing operations of $409,109 ($0.05 per share), in Q1 2004, compared with a loss of 306,898 ($0.05 per share) for the same period last year. Discontinued operations, as a result of the conclusion of the asset sale, contributed earnings of $974,569 ($0.12 per share) compared with earnings of $215,432 ($0.03) for the same period last year.

Liquidity and Capital Resources

As at March 31, 2004, the Company had $11,275,794 in cash and cash equivalents and working capital of $11,607,687, compared to $4,489,077 in cash and cash equivalents and working capital of $4,351,746 as at December 31, 2003.

In Q1 2004, operating activities provided cash of $430,859 compared to used cash of $681,971 for the same period in 2003.

In Q1 2004, investing activities used cash of $19,268 due to purchase of property, plant and equipment compared with $15,387 for the same period last year.

In Q1 2004, the financing activities provided cash of $5,758,296. During the quarter $1,893,939 warrants were exercised which resulted in 1,839,939 additional warrants being granted, all of which were also exercised for a total cash contribution of $5,492,423. Also, 168,061 options were exercised for a total cash consideration of $265,872.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2004. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

EPS calculation

As mentioned above, 3,955,939 shares were issued in relation to warrants and options exercised. These events have a significant impact on earnings per share, therefore, management believes that the earnings per share on a diluted basis is more appropriate to be used for this quarter in comparison with past and future quarters.

Concentration of credit risk with a customer

The Company has one customer who generated $2,260,015 of revenue in Q1 2004, resulting in a significant concentration of credit risk. As at the date of this quarterly report, the customer has paid receivables as per the commercial agreement. The Company monitors the other accounts receivable and there is no indication of credit risk deterioration.

Informal SEC inquiry

On March 18, 2004, the United States Securities and Exchange Commission (“SEC”) notified the Company that it was conducting a non-public informal inquiry entitled “In the Matter of Trading in the Securities of Mamma.com Inc.”, and requested that the Company produce documents concerning, among other things, trading in the Company’s stock, the Company’s acquisition activities and related reporting matters. The SEC notification advises that the existence of the inquiry should not be construed as an indication by the SEC that any violations of law have occurred. To date, management believes it has cooperated fully with all of these requests.

The Company’s independent auditors in Canada have also received a request from the SEC in connection with the above-referenced inquiry seeking the production of documents concerning the Company. The independent auditors have advised the Company that they are cooperating fully with the SEC’s request.

Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which will be applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the statement of operations. Prior to this change, the functional currency of Mamma.com Enterprises was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 will become the historical basis for those items in subsequent periods.

Business acquisition

On March 3, 2004, the Company announced that it has signed a letter of intent to acquire Digital Arrow, LLC and High Performance Broadcasting Inc. in exchange for a total consideration of $2,000,000, subject to adjustment based upon the results of the due diligence which has commenced. The purchase price is to be paid 55% in cash with the balance to be paid by the issuance of common shares of the company.

Agreement for financial advisory services

On March 16, 2004, the Company retained Merriman Curhan Ford & Co. (“MCF”) on a non-exclusive basis as its investment banker and strategic and financial advisor for a period of one year. In consideration for these services, the Company has committed to pay MCF a monthly fee of $5,000 and 10,000 warrants, each warrant to purchase one common share of the Company for the duration of the agreement. Warrants are issuable at an exercise price equal to the average closing bid for the last five trading days at the end of the month of issue, for the duration of the agreement upon the same terms and conditions. The warrants have a life of five years from the issuance date. For any transaction completed by the Company with

MCF, the Company shall pay a success fee upon closing equal to the sum of 2% up to $10,000,000 transaction value, 3% of $10,000,000 to $15,000,000 transaction value and 4% of greater than $15,000,000 transaction value, provided that MCF either introduces and/or performs specific services for the transaction. The minimum success fee for any acquisition transaction shall be $200,000 and $500,000 for any sale transaction.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Risks and Risk Management

The Company’s activities are highly competitive and are characterized by rapid technological change, shifting client preferences and new product and service development. The Company’s strategy is to develop emerging specialty practices to support its growth and compensate for the maturity of certain activities.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company’s copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company’s results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services.

The Company’s revenue has been based on internal expansion and business acquisition. Acquired businesses must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls.

The Company does not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company’s results of operations, financial condition and cash flows. Nevertheless, in the future high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is exposed to credit risk on accounts receivable from its customers. The Company and its subsidiary are engaged primarily on providing information retrieval on the Internet and on being a provider of online marketing solutions to advertisers. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company’s proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company’s services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company’s industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

As at March 31, 2004, the Company had 105,000 warrants and 253,834 options outstanding. To the extent that the market value of the Company’s shares of common stock is above the respective exercise prices of the warrants and options, as the case may be, their exercise could result in the issuance of an additional 358,834 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Mamma.com Inc.‘s stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices less than fair market value, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders’ shares of Common Stock.

Management has compiled the unaudited interim consolidated financial information of Mamma.com Inc. consisting of the interim consolidated balance sheet as at March 31, 2004 and the consolidated statements of Operations, Shareholders’ Equity, and Cash Flows for the three-month period ended March 31, 2004. An accounting firm has not reviewed or audited these interim consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Balance Sheets
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	As at March 31, 2004 $	As at December 31, 2003 $

Assets
Current assets
Cash and cash equivalents	11,275,794	4,489,077
Accounts receivable	2,841,763	2,303,212
Amounts due related to sale of discontinued operations (note 2)	253,347	--
Prepaid expenses	188,756	89,739
Future income taxes (note 3)	97,134	264,014
Current assets of discontinued operations (note 2)	461,070	921,980

	15,117,864	8,068,022
Restricted cash (note 2)	148,000	--
Future income taxes (note 3)	193,152	232,968
Assets of discontinued operations (note 2)	--	200,802
Investments	1,085,286	1,085,286
Property, plant and equipment	356,773	367,464
Intangible assets	887,782	935,562
Goodwill	846,310	846,310

	18,635,167	11,736,414

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,334,660	2,252,242
Deferred revenue	195,600	140,727
Income taxes payable	225,955	--
Liabilities of discontinued operations (note 2)	753,962	1,323,307

	3,510,177	3,716,276

Shareholders' Equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding - 10,464,549 common shares	76,927,504	70,522,179
Additional paid-in capital	520,830	1,166,814
Deferred stock-based compensation	(220,293)	(262,806)
Cumulative translation adjustment	360,884	441,564
Deficit	(62,463,935)	(63,847,613)

	15,124,990	8,020,138

	18,635,167	11,736,414

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Statements of Operations
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31
	2004 $	2003 $

Revenue	4,212,480	1,789,244

Expenses
Cost of revenues, selling and administrative	3,069,406	1,745,787
Net research and development	221,344	154,703
Amortization of property, plant and equipment	29,959	31,702
Amortization of intangible assets	47,780	41,214
Interest income	(7,919)	(5,392)
Interest expense	187	--
Loss on foreign exchange	7,355	53,424

	3,368,112	2,021,438

Earnings (loss) from continuing operations before income taxes	844,368	(232,194)
Provision for current income taxes	224,783	74,704
Provision for future income taxes (note 3)	210,476	--

Earnings (loss) from continuing operations	409,109	(306,898)

Results of discontinued operations (note 2)	974,569	215,432

Net earnings (loss) for the period	1,383,678	(91,466)

Net earnings (loss) per common share - basic
Earnings (loss) from continuing operations	0.05	(0.05)
Results of discontinued operations	0.12	0.03

Net earnings (loss) per common share - basic	0.17	(0.02)
Net earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	0.04	(0.05)
Results of discontinued operations	0.10	0.03
Net earnings (loss) per common share - diluted	0.14	(0.02)

Weighted average number of shares outstanding - basic	8,007,877	6,091,972
Additions to reflect the impact of:
Exercise of stock options	241,886	103,721
Exercise of warrants	1,853,810	1,115,914
Weighted average number of shares outstanding - diluted	10,103,573	7,311,607

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Statements of Shareholders’ Equity
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

	Common Shares#	Common Shares$	Additional Pain-in Capital $	Deferred Stock Based Compensation $	Cumulative Translataion Adjustment $	Deficit $

Balance, December 31, 2003	6,508,610	70,522,179	1,166,814	(262,806)	441,564	(63,847,613)
Options granted	--	--	20,014	(20,014)	--	--
Amortization of deferred stock- based compensation				56,321
Options exercised	168,061	325,781	(59,909)	--	--	--
Options cancelled	--	--	(18,968)	6,206	--	--
Warrants exercised	3,787,878	6,079,544	(587,121)	--	--	--
Translation adjustment for
period	--	--	--	--	(80,680)	--
Net earnings for the period	--	--	--	--	--	1,383,678

Balance, March 31, 2004	10,464,549	76,927,504	520,830	(220,293)	360,884	(62,463,935)

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

	For the three months ended March 31

	2004	2003
Cash flows from	$	$
Operating activities
Net (earnings) loss from continuing operations	409,109	(306,898)
Adjustments for:
Amortization of property, plant and equipment	29,959	31,702
Amortization of intangible assets	47,780	41,214
Employee stock-based compensation	35,743	--
Non-refundable tax credits	(9,874)	--
Unrealized loss on foreign exchange of future income taxes	6,095	--
Financial fees paid by issuance of capital stock and
warrants	--	50,154
Future income taxes	210,476	74,704
Change in non-cash working capital items	(298,429)	(572,847)

Cash from (used for) operating activities from continuing	430,859	(681,971)
operations
Cash used for operating activities from discontinued
operations	(874,502)	(184,033)

	(443,643)	(866,004)

Investing activities
Purchase of property, plant and equipment	(19,268)	(15,387)

Cash used for investing activities from continuing operations	(19,268)	(15,387)
Cash from (used for) investing activities from discontinued
operations	1,411,957	(7,023)

	1,392,689	(22,410)
Financing activities
Issuance of capital stock	5,758,296	--

Cash provided by financing activities	5,758,296	--

Effect of foreign exchange rate changes on cash and cash
equivalents	79,375	(35,655)

Change in cash and cash equivalents during the period	6,786,717	(924,069)
Cash and cash equivalents - Beginning of period	4,489,077	3,804,323

Cash and cash equivalents - End of period	11,275,794	2,880,254

Cash and cash equivalents comprise:
Cash	3,252,488	2,862,206
Short-term deposits	8,023,306	18,048

	11,275,794	2,880,254

Supplemental disclosure of cash flow information
Cash paid for interest - continuing operations	187	65

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	(538,551)	(404,873)
Prepaid expenses	(99,018)	3,395
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	58,312	(176,831)
Income taxes payable	225,955	--
Deferred revenue	54,873	5,462

Net change in non-cash working capital items	(298,429)	(572,847)

The accompanying notes are an integral part of these consolidated financial statements.

Mamma.com Inc.
Unaudited Notes to Interim Consolidated Financial Statements
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

1.      Interim Financial Information

The financial information as at March 31, 2004 and 2003 and for the three month period ended March 31, 2004 and 2003 are unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2003.

2.      Discontinued Operations

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiary, IBT. The results of operations and cash flows for IBT have been reported separately as discontinued operations in the consolidated statements of operations and cash flows, and the remaining assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the period ended March 31, 2003 have been reclassified in order to comply with this presentation. The proceeds of disposal was $1,699,185 with a gain on disposal of $1,588,923. The Company recorded interim net costs from January 1, up to February 12, 2004 for an amount $614,354 including closing costs. An amount of $148,000 is kept in escrow and will be paid in the second quarter of 2005.

3.     Future Income Taxes

As at December 31, 2003, a net future income tax asset was recorded in the amount of $496,982 representing an expected future benefit of temporary differences not previously recognized for Mamma.com Enterprises Inc. During the first three month period ended March 31, 2004, a future income tax expense in the amount of $210,476 has been recognized in the consolidated statement of operations, reflecting the portion of this asset realized during the period as an offset of income taxes which would have otherwise been payable.

4.     Comparative Figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

5.     Functional currency

During the first quarter of fiscal 2004, the Company determined that the functional currency of its wholly owned subsidiary, Mamma.com Enterprises, had clearly changed from the Canadian dollar to the U.S. dollar as at the beginning of the quarter. As a result of this change, which will be applied prospectively from January 1, 2004, transactions entered into by Mamma.com Enterprises which are denominated in currencies other than the U.S. dollar are now translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the exchange rates prevailing at the dates of the respective transactions. Gains and losses resulting from translation of monetary assets and liabilities into U.S. dollars are reflected in the statement of operations.

Prior to this change, the functional currency of Mamma.com Enterprises was the Canadian dollar. Accordingly, the financial statements of Mamma.com Enterprises were translated from Canadian dollars into U.S. dollars using the current rate method. Gains and losses resulting from translation of these financial statements were included in the cumulative translation adjustment in shareholders’ equity. The translated amounts for non-monetary items as at January 1, 2004 will become the historical basis for those items in subsequent periods.

6.    Exercise of warrants and options

During the first quarter in 2004, a total of 1,893,939 A warrants have been exercised. Consequently, 1,893,939 B warrants were granted and all of them have been exercised. In connection with the exercise of the A and B warrants, 3,787,878 shares have been issued for a total cash consideration of $5,492,423.

In addition, during this same period, 168,061 options were exercised for total cash proceeds to the Company of $265,872, of which 126,511 options were exercised by insiders of the Company.

As at March 31, 2004, the Company had 105,000 warrants and 253,834 options outstanding at an average price of $2.54 and $2.49 respectively.

7.    Sale of IBT’s assets

On February 12, 2004, the Company concluded the sale of IBT’s assets which include contracts, customer lists, intellectual property, fixed assets and tangible and intangible assets relating to the business. The proceeds on disposal amounted to $1,699,185 subject to certain adjustments and contingent consideration. The maximum amount of any contingent consideration is $250,000. In the first quarter of 2004, the Company recorded a gain on the disposal of discontinued operations of $1,588,923 and interim net costs from January 1 up to February 12, 2004 for an amount of $614,354 including closing costs.

Proceeds	$ 1,699,185

Assets disposed and related fees were as follows:
Equipment	$ 210,916
Other net assets	($ 22,843)
Legal and other fees	$ 133,579
Cumulative translation adjustment related to the sale of IBT	($ 211,390)
$ 110,262
Gain on disposal	$ 1,588,923

8.     Segment Information

In previous periods, management evaluated the performance of the business based on two continuing operating segments being investment management and media solutions. Commencing in January 2004, management has changed the way in which it evaluates the performance of the business such that the Company has only one reporting segment.

9.     Major customers

During the three month period ended March 31, 204 and 2003, sales amounting to $2,260,015 and $353,315 were derived from one customer. In addition, as at March 31, 2004, accounts receivable from this customer amounted to $1,421,358.